**The Chuo Mitsui Trust and Banking Company, Limited**
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2008 JUN 10 A 5:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 6, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

The C~~huo Mitsui Trust and Banking Company, Lim~~ited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release document to the Commission:

**CONVOCATION NOTICE OF THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS AND CLASS SHAREHOLDERS MEETING**

SUPPL

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

[redacted]

08003093

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Masazumi Eto
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
JUN 11 2008
THOMSON REUTERS

June 5, 2008

To: Shareholders



Kazuo Tanabe
President
CHUO MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

# CONVOCATION NOTICE OF THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS AND CLASS SHAREHOLDERS MEETING

Dear Sirs:

Notice is hereby given that the 7th Ordinary General Meeting of Shareholders of the Company will be held as set forth below. Your attendance is respectfully requested. Concerning Agendum 3, the 7th Ordinary General Meeting of Shareholders will also serve as a Class Shareholders Meeting.

If you do not plan to attend this meeting, we would be grateful if you would indicate whether you are for or against the resolutions by the voting documents or by electronic voting after examining the reference materials described below.

Description

1. Date and time: From 10:00 a.m. on Friday, June 27, 2008

2. Place: In the conference room on the 16th floor at the Head Office of the Company, located at 33-1, Shiba 3-chome, Minato-ku, Tokyo

3. Subject matters of the meeting:

Matters to be reported:

(1) Matters concerning the business report, consolidated financial statements, and the audit reports on consolidated financial statements made by the independent auditors and Board of Corporate Auditors for the 7th term (from April 1, 2007 to March 31, 2008)

(2) Matters concerning reports on the statement of accounts for the 7th term (from April 1, 2007 to March 31, 2008)

Matters to be resolved:

Agendum 1: Matters concerning distribution of surplus for the 7th term

Agendum 2: Matters concerning reduction of capital reserve

Agendum 3: Matters concerning partial amendments to the Articles of Incorporation

Agendum 4: Matters concerning election of six (6) Directors due to termination of current terms of all Directors

## Reference Documents Concerning the Ordinary General Meeting of Shareholders

### 1. Agenda and Reference

**Agendum 1: Matters concerning distribution of surplus for the 7th term**

The Company's basic policy concerning distribution of surplus is to endeavor to properly retain earnings and pay dividends stably, taking into account its public role as a financial institution. Under this policy, to strengthen return of profits to shareholders, and in consideration of the results, the Company proposes to pay dividends as indicated below.

(1) Asset type of distribution
To be paid in cash

(2) The dividend at the end of the term shall be 7 yen per share of common stock, which represents an increase of 2 yen per share compared to the prior fiscal term. For preferred stock, the annual dividend per share of Class II preferred stock shall be 14.4 yen, and the annual dividend per share of Class III preferred stock shall be 20 yen. The total amount of dividends to be paid as above will be 10,926,523,295 yen.

(3) The effective date for distribution of surplus
June 30, 2008

**Agendum 2: Matters concerning reduction of capital reserve**

In order to ensure flexibility and versatility in implementing its financial policy, in addition to repurchases of its own shares, the Company will reduce its "capital reserve" and transfer the amount of the reduction to "other capital surplus" pursuant to Paragraph 1, Article 448 of the Company Act. The Company will reduce its "capital reserve" of 245,011,354,329 yen by an amount equal to 179,600,000,000 yen, which amount will be transferred to "other capital surplus". The effective date for the reduction of capital reserve is July 2, 2008.

**Agendum 3: Matters concerning partial amendments to the Articles of Incorporation**

The Company would like to propose the following amendments to the Articles of Incorporation.

1. Purpose of Amendments to the Articles of Incorporation

(1) Aiming to increase the methods of capital procurement, the Company will add provisions regarding new classes of preferred stock (proposed amendments to Articles 6, 13, 15 and 19) and revise other related provisions. The said new classes of preferred stock will be of a "bond-type" for which no acquisition request rights will be granted and for which the consideration specified in the acquisition clause is cash.

(2) To secure flexibility in its capital policies, the Company will provide that the

acquisition of treasury stock, which is stipulated in Article 459, Paragraph 1, Item 1 of the Company Act, may be determined by a resolution of the Board of Directors (proposed amendment to Article 51). Accordingly, Article 8 of the current Articles of Incorporation will be deleted.

(3) In addition to the above, necessary changes to the overall Articles of Incorporation will be made, including reviewing the existing clauses, revising internal cross-references to cited Articles, and upward revisions to the number of Articles.

2. Details of amendments

Refer to the following chart:

| Current Articles of Incorporation | Proposed Amendment | Reason for Amendment |
|---|---|---|
| Article 6. (Total Number of Shares Authorized to be Issued)<br>The total number of shares authorized to be issued by the Company shall be four billion three hundred and eighteen million four hundred and eighty-eight thousand six hundred and eighty-six (4,318,488,686) shares, the detail of which shall be as set forth below.<br>Common stock: 4,068,332,436 shares<br>Class II preferred stock: 93,750,000 shares<br>Class III preferred stock: 156,406,250 shares | Article 6. (Total Number of Shares Authorized to be Issued)<br>The total number of shares authorized to be issued by the Company shall be four billion four hundred and forty-three million four hundred and eighty-eight thousand six hundred and eighty-six (4,443,488,686) shares, the detail of which shall be as set forth below.<br>Common stock: 4,068,332,436 shares<br>Class II preferred stock: 93,750,000 shares<br>Class III preferred stock: 156,406,250 shares<br>Class V preferred stock: 62,500,000 shares<br>Class VI preferred stock: 62,500,000 shares | This amendment is proposed to set the total number of shares of Class V and VI preferred stock authorized to be issued. |
| Article 8. (Acquisition of Own Shares)<br>The Company may, by a resolution of the Board of Directors, acquire its own stock pursuant to the provisions of the Article 165, Paragraph 2 of the Company Act. | <Deleted> | This amendment is proposed to delete this provision in connection with the establishment of Article 51. |
| Article 9. (Purchase and Cancellation of Shares)<br>When the Company purchases or cancels shares, it may do so with respect to the common stock and/or one or more shares of each class of preferred stock. | <Deleted> | This amendment is proposed to delete this unnecessary provision in favor of the related provisions and terms set forth in the Company Act. |
| Article 10~14.<br><Provisions omitted> | Article 8~12.<br><No Change> | |
| Article 15. (Preferred Dividends)<br>1. In the case of payment of dividends from surplus as provided for in Article 52-1 hereof, the Company shall pay to the holders | Article 13. (Preferred Dividends)<br>1. In the case of payment of dividends from surplus as provided for in Article 52-1 hereof, the Company shall pay to the holders | This amendment is proposed to stipulate the outline of the |

| | | |
|---|---|---|
| of shares of preferred stock (hereinafter referred to as the "Preferred Shareholders") or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees"), in preference to the holders of shares of common stock (hereinafter referred to as the "Common Shareholders") or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") cash dividends from surplus in an amount as provided below (hereinafter referred to as the "Preferred Dividends"); provided, however, that if all or part of the Preferred Interim Dividends as provided for in <u>Article 16</u> or preferred dividends paid from surplus as provided for in Article 52-2 have been paid at the record date <u>during</u> the fiscal year which includes the dividend record date, the amount so paid shall be subtracted from the Preferred Dividends:<br>Class II preferred stock: ¥14.40 per share<br>Class III preferred stock: ¥20 per share<br><br>2. If the amount of the dividends from surplus actually paid to the Preferred Shareholders or Registered Preferred Stock Pledgees for any fiscal year falls short of the prescribed amount of the Preferred Dividends, the difference shall not accumulate to any subsequent fiscal year therefrom.<br><br>3. With respect to shares of <u>Classes II and III</u> preferred stock, no dividends exceeding the amount of the Preferred Dividends hereof shall be paid to the Preferred Shareholders or Registered Preferred Stock Pledgees. | of shares of preferred stock (hereinafter referred to as the "Preferred Shareholders") or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees"), in preference to the holders of shares of common stock (hereinafter referred to as the "Common Shareholders") or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") cash dividends from surplus in an amount as provided below (hereinafter referred to as the "Preferred Dividends"); provided, however, that if all or part of the Preferred Interim Dividends as provided for in <u>Article 14</u> or preferred dividends paid from surplus as provided for in Article 52-2 have been paid at the record date <u>belonging to</u> the fiscal year which includes the dividend record date, the amount so paid shall be subtracted from the Preferred Dividends:<br>Class II preferred stock: ¥14.40 per share<br>Class III preferred stock: ¥20 per share<br><u>Class V preferred stock: The amount per share is obtained by multiplying "the amount to be paid" by "the dividend rate" which is determined by a resolution of the Board of Directors before the issue of the preferred stock. The dividend rate shall be a fixed dividend rate, variable dividend rate or a combination of these rates. The maximum rate for fixed dividend rate shall be 10% per annum, and the maximum rate for annualized variable dividend rate shall be obtained by adding 5% to interest rate indexes (such as LIBOR, TIBOR, or swap rates) that are generally used when issuing securities. The amount paid per share of Class V preferred stock shall be no more than ¥1,600.</u><br><u>Class VI preferred stock: The amount per share is obtained by multiplying "the amount to be paid" by "the dividend rate" which is determined by a resolution of the Board of Directors before the issue of the preferred stock. The dividend rate shall be a fixed dividend rate, variable dividend rate or a combination of these rates. The maximum rate for fixed dividend rate shall be 10%</u> | dividends to be paid on the shares of Class V and Class VI preferred stock. |

| | | |
|---|---|---|
| | per annum, and the maximum rate for annualized variable dividend rate shall be obtained by adding 5% to interest rate indexes (such as LIBOR, TIBOR, or swap rates) that are generally used when issuing securities. The amount paid per share of Class VI preferred stock shall be no more than ¥1,600.<br><br>2. If the amount of the dividends from surplus actually paid to the Preferred Shareholders or Registered Preferred Stock Pledgees for any fiscal year falls short of the prescribed amount of the Preferred Dividends, the difference shall not accumulate to any subsequent fiscal year therefrom.<br><br>3. No dividends exceeding the amount of the Preferred Dividends hereof shall be paid to the Preferred Shareholders or Registered Preferred Stock Pledgees. | |
| Article 16. (Preferred Interim Dividends)<br>In the case of payment of interim dividends as provided for in Article 53 hereof, the Company shall pay to the Preferred Shareholders or Registered Preferred Stock Pledgees, in preference to the Common Shareholders or Registered Common Stock Pledgees, one-half of the amount of the Preferred Dividends (hereinafter referred to as the "Preferred Interim Dividends"), provided, however, that if preferred dividends paid from surplus as provided for in Article 52-2 have been paid in prior to the Interim Dividend, during the same fiscal year, the amount so paid shall be subtracted from the Preferred Interim Dividends. | Article 14. (Preferred Interim Dividends)<br>In the case of payment of interim dividends as provided for in Article 53 hereof, the Company shall pay to the Preferred Shareholders or Registered Preferred Stock Pledgees, in preference to the Common Shareholders or Registered Common Stock Pledgees, one-half of the amount of the Preferred Dividends (hereinafter referred to as the "Preferred Interim Dividends"); provided, however, that if preferred dividends paid from surplus as provided for in Article 52-2 have been paid in prior to the Interim Dividend, belonging to the same fiscal year, the amount so paid shall be subtracted from the Preferred Interim Dividends. | This amendment is proposed to clarify the content of this Article. |
| Article 17. (Distribution of Residual Assets)<br>In the case of distribution of residual assets, the Company shall pay ¥1,600 per share of preferred stock to the Preferred Shareholders or Registered Preferred Stock Pledgees, in preference to the Common Shareholders or Registered Common Stock Pledgees.<br><br>2. Except as provided for in the immediately preceding paragraph, no residual assets shall be distributed to the Preferred Shareholders or Registered Preferred Stock Pledgees. | Article 15. (Distribution of Residual Assets)<br>In the case of distribution of residual assets, the Company shall pay the following amounts to the Preferred Shareholders or Registered Preferred Stock Pledgees, in preference to the Common Shareholders or Registered Common Stock Pledgees.<br>Class II preferred stock: ¥1,600 per share<br>Class III preferred stock: ¥1,600 per share<br>Class V preferred stock: The amount per share that is obtained by multiplying "the amount to be paid" by "the ratio" which is determined by a resolution of the Board of Directors before the issue of the preferred stock. This ratio | This amendment is proposed to stipulate the outline of distribution of residual assets for the Class V and VI preferred stock. |

| | | |
|---|---|---|
| | shall be a minimum of 80% and a maximum of 120%.<br>Class VI preferred stock: The amount per share that is obtained by multiplying "the amount to be paid" by "the ratio" which is determined by a resolution of the Board of Directors before the issue of the preferred stock. This ratio shall be a minimum of 80% and a maximum of 120%.<br><br>2. Except as provided for in the immediately preceding paragraph, residual assets shall not be distributed to Preferred Shareholders or Registered Preferred Stock Pledgees. | |
| Article 18. (Voting Rights)<br>Preferred Shareholders shall not be entitled to vote at General Meeting of Shareholders; provided however, pursuant to Article 15-1, Preferred Shareholders may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on the Preferred Dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders, in the case where a proposal on the Preferred Dividends is rejected at such general meeting of shareholders, until, in either case, such time as the resolution of a general meeting of shareholders is passed to grant the Preferred Dividends. | Article 16. (Voting Rights)<br>Preferred Shareholders shall not be entitled to vote at General Meeting of Shareholders; provided however, pursuant to Article 13-1, Preferred Shareholders may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on the Preferred Dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders, in the case where a proposal on the Preferred Dividends is rejected at such general meeting of shareholders, until, in either case, such time as the resolution of a general meeting of shareholders is passed to grant the Preferred Dividends. | This amendment is proposed to revise the cited Article number to reflect the amendment of Article numbers. |
| Article 19.<br><Provisions omitted> | Article 17.<br><No Change> | |
| Article 20. (Conversion into Common Stock)<br>Preferred Shareholders may request the conversion of their preferred shares into common stock at the conversion price (hereinafter referred to as the "Conversion Price") and other terms of conversion, during such period for making requests for conversion to make share transfer, as determined by resolution of an Extraordinary General Meeting of Shareholders of The Chuo Mitsui Trust and Banking Co., Ltd. regarding the establishment of wholly owning parent company, as provided under the Article 365 of the Pre-Commercial Code. | Article 18. (Conversion into Common Stock)<br>Shareholders of Class II and III preferred stock may request the conversion of their preferred shares into common stock at the conversion price (hereinafter referred to as the "Conversion Price") and other terms of conversion, during such period for making requests for conversion to make share transfer, as determined by resolution of an Extraordinary General Meeting of Shareholders of The Chuo Mitsui Trust and Banking Co., Ltd. regarding the establishment of wholly owning parent company, as provided under the Article 365 of the Pre-Commercial Code. | This amendment is proposed to clarify the fact that this Article applies to Class II and III preferred stock. |
| <Newly established> | Article 19. (Provisions for Acquisition)<br>The Company may acquire all or part of the shares of Class V and VI preferred stock on a date to be determined separately by the Board of Directors in exchange for an | This amendment is proposed to stipulate the outline of provisions for the |

| | | |
|---|---|---|
| | amount of money that is deemed to be reasonable, taking into account the market situation, which the Board of Directors shall have assumed by the time of the first issue of said preferred stock, and taking into account the distributable amount of residual assets with respect to the said preferred stock. In the event of a partial acquisition of the shares of preferred stock, such acquisition shall be conducted by lottery or by pro rata purchases. | acquisition of shares of Class V and VI preferred stock. |
| Article 21. (Mandatory Conversion into Shares of Common Stock)<br>1. Shares of Class II and III preferred stock with respect to which no request for acquisition as set forth in above Article is made during the period for making requests for conversion, shall be mandatorily acquired, as of the date immediately following the last day of such period for making requests for conversion (hereinafter referred to as the "Mandatory Conversion Date"), and instead, the Company shall deliver its own common stock to shareholders in the number obtained by dividing ¥1,600 by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's shares of common stock on the Tokyo Stock Exchange on each of the 30 trading days (disregarding any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average price shall be obtained by calculating down to the hundredth of ¥1, and thereafter rounding to the nearest tenth of ¥1 with ¥0.05 being rounded upward. In this case, if such average falls below ¥400, the number of shares of common stock to be delivered in exchange for the acquisition of preferred stock shall be obtained by dividing ¥1,600 by ¥400.<br><br>2. Fractions of one share obtained as a result of calculating the number of shares of common stock as set forth in the above paragraph, if any, shall be treated correspondingly to the consolidation of shares as provided for in Article 234 of the Company Act. | Article 20. (Mandatory Conversion into Shares of Common Stock)<br>1. Shares of Class II and III preferred stock with respect to which no request for acquisition as set forth in Article 18 is made during the period for making requests for conversion, shall be mandatorily acquired, as of the date immediately following the last day of such period for making requests for conversion (hereinafter referred to as the "Mandatory Conversion Date"), and instead, the Company shall deliver its own common stock to shareholders in the number obtained by dividing ¥1,600 by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's shares of common stock on the Tokyo Stock Exchange on each of the 30 trading days (disregarding any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average price shall be obtained by calculating down to the hundredth of ¥1, and thereafter rounding to the nearest tenth of ¥1 with ¥0.05 being rounded upward. In this case, if such average falls below ¥400, the number of shares of common stock to be delivered in exchange for the acquisition of preferred stock shall be obtained by dividing ¥1,600 by ¥400.<br><br>2. Fractions of one share obtained as a result of calculating the number of shares of common stock as set forth in the above paragraph, if any, shall be treated correspondingly to the consolidation of shares as provided for in Article 234 of the Company Act. | This amendment is proposed to revise the cited Article number to reflect the amendment of Article numbers. |
| Article 22~23.<br><Provisions omitted> | Article 21~22.<br><No Change> | |
| Article 24. (Record Date for Meetings of Shareholders) | Article 23. (Record Date for Ordinary General Meetings of Shareholders) | This amendment is proposed to |

| | | |
|---|---|---|
| <Provisions omitted> | <No Change> | clarify the content of this Article. |
| Article 25~29<br><Provisions omitted> | Article 24~28<br><No change> | |
| Article 30. (Class Shareholders Meetings)<br>The provisions of Articles 23-2, 25, 27 and 28 shall apply correspondingly to class shareholders meetings. | Article 29. (Class Shareholders Meetings)<br>The provisions of Articles 22-2, 24, 26 and 27 shall apply correspondingly to class shareholders meetings. | This amendment is proposed to revise the cited Article numbers to reflect the amendment of Article numbers. |
| Article 31~51<br><Provisions omitted> | Article 30~50<br><No Change> | |
| <Newly established> | Article 51. (Acquisition of Treasury Stock)<br>Unless otherwise provided for by laws or ordinances, the Company may, by a resolution of the Board of Directors, decide to purchase treasury stock as prescribed in Article 459, Paragraph 1, Item 1 of the Company Act. | To secure flexibility in its capital policies, the Company provides that it may acquire treasury stock, as stipulated in Article 459, Paragraph 1, Item 1 of the Company Act, by a resolution of its Board of Directors. |

## Agendum 4: Matters concerning election of six (6) Directors due to termination of current terms of all Directors

Because all six (6) Directors' terms of office will expire at the close of the 7th General Meeting of Shareholders, it is proposed that all six (6) Directors be reelected by the shareholders.

The candidates for the Directors of Chuo Mitsui Trust Holdings, Inc.* are as follows:

* Mitsui Trust Holdings, Inc. changed its name to Chuo Mitsui Trust Holdings, Inc. as of October 2007.

| Name (date of birth) | Brief history, representative positions at other corporations and positions held at Chuo Mitsui Trust Holdings, Inc. | Number of shares of Chuo Mitsui Trust Holdings, Inc. held by such person |
|---|---|---|
| Kiichiro Furusawa (Mar. 12, 1939) [candidate for reelection] | Apr.1962: Joined The Mitsui Trust & Banking Co., Ltd.<br>Jun.1991: Appointed Director and GM of General Planning Div. of the Bank.<br>May 1993: Appointed Director and GM of Osaka Branch of the Bank.<br>Jun.1993: Appointed Managing Director and GM of Osaka Branch of the Bank.<br>Oct.1994: Appointed Managing Director of the Bank.<br>Jun.1996: Appointed Senior Managing Director of the Bank.<br>May 1998: Appointed Deputy President of the Bank.<br>Apr.1999: Appointed President of the Bank.<br>Apr.2000: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd.<br>Feb.2002: Appointed President of Mitsui Trust Holdings, Inc.<br>Jun.2003: Resigned from President of The Chuo Mitsui Trust & Banking, Co., Ltd.<br>Jun.2003: Appointed Chairman and President of Mitsui Trust Holdings, Inc.<br>Jun. 2006: Appointed Chairman of Mitsui Trust Holdings, Inc. (which was re-named to Chuo Mitsui Trust Holdings, Inc. in October 2007) | Common stock<br>105,628 shares<br><br>Class II preferred stock<br>0 shares<br><br>Class III preferred stock<br>0 shares |
| Kazuo Tanabe (Sep. 29, 1945) [candidate for reelection] | Jul.1969: Joined The Mitsui Trust & Banking Co., Ltd.<br>Jun.1996: Appointed Director and GM of Loan Planning Div. of the Bank.<br>May 1998: Appointed Managing Director and GM of Loan Planning Div. of the Bank.<br>Apr.1999: Appointed Senior Managing Director of the Bank.<br>Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd.<br>May 2001: Appointed Deputy President of the Bank.<br>Feb.2002: Resigned from Deputy President of the Bank.<br>Feb.2002: Appointed President of Mitsui Asset Trust & Banking Co., Ltd.<br>Feb.2002: Appointed Deputy President of Mitsui Trust Holdings, Inc.<br>Jun.2003: Resigned from President of Mitsui Asset Trust & Banking Co., Ltd.<br>Jun.2003: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. (current position)<br>Jun. 2006: Appointed President of Mitsui Trust Holdings, Inc. (which was re-named to Chuo Mitsui Trust Holdings, Inc. in October 2007)<br><br>(Representative positions at companies other than Chuo Mitsui Trust Holdings, Inc.)<br><br>President of The Chuo Mitsui Trust & Banking Co., Ltd. | Common stock<br>49,515 shares<br><br>Class II preferred stock<br>0 shares<br><br>Class III preferred stock<br>0 shares |

| Name (date of birth) | Brief history, representative positions at other corporations and positions held at Chuo Mitsui Trust Holdings, Inc. | Number of shares of Chuo Mitsui Trust Holdings, Inc. held by such person |
|---|---|---|
| Tomohiro Ito<br>(Mar. 15, 1945)<br>[candidate for reelection] | Apr.1967: Joined The Chuo Trust & Banking Co., Ltd.<br>Jun.1995: Appointed Director and GM of London Branch of the Bank.<br>Aug.1997: Appointed Director of the Bank.<br>Oct.1997: Appointed Director and GM of International Dept. of the Bank.<br>Jun.1998: Appointed Director and GM of International Dept. and also GM of International Operations Center of the Bank.<br>Jun.1998: Appointed Managing Director and GM of International Dept. and also GM of International Operation Center of the Bank.<br>Dec.1998: Appointed Managing Director and GM of International Dept. of the Bank.<br>Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd.<br>Feb.2002: Appointed Director and First Senior Executive Officer of the Bank.<br>Feb.2002: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc.<br>Jun.2003: Resigned from Senior Managing Director of Mitsui Trust Holdings, Inc.<br>Jun.2003: Appointed Deputy President of The Chuo Mitsui Trust & Banking Co., Ltd.<br>Jun.2006: Resigned from Deputy President of the Bank<br>Jun.2006: Appointed Deputy President of Mitsui Trust Holdings, Inc. (which was re-named to Chuo Mitsui Trust Holdings, Inc. in October 2007)<br><br>(In charge of)<br>Internal Audit Dept. | Common stock<br>28,210 shares<br><br>Class II preferred stock<br>0 shares<br><br>Class III preferred stock<br>0 shares |
| Jun Okuno<br>(Jul. 30, 1950)<br>[candidate for reelection] | Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd.<br>Jun.1999: Appointed Director and GM of General Planning Div. of the Bank.<br>Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd.<br>Apr.2000: Resigned from Director of the Bank.<br>Apr.2000: Appointed Executive Officer and GM of General Planning Dept. of the Bank.<br>Feb.2002: Resigned from Executive Officer and GM of General Planning Dept. of the Bank.<br>Feb.2002: Appointed Managing Director and GM of General Planning Dept. of Mitsui Trust Holdings, Inc.<br>Jun.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc.<br>Jan.2004: Appointed Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd.<br>May 2006: Appointed First Senior Executive Officer of the Bank. (current position)<br>Jun.2006: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. (which was re-named to Chuo Mitsui Trust Holdings, Inc. in October 2007)<br><br>(In Charge of)<br>General Affairs Dept., Risk Management Dept., Compliance Dept., Legal Dept. | Common stock<br>26,930 shares<br><br>Class II preferred stock<br>0 shares<br><br>Class III preferred stock<br>0 shares |

| Name (date of birth) | Brief history, representative positions at other corporations and positions held at Chuo Mitsui Trust Holdings, Inc. | Number of shares of Chuo Mitsui Trust Holdings, Inc. held by such person |
|---|---|---|
| Ken Sumida (Dec. 28, 1950) [candidate for reelection] | Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd.<br>Jun.1999: Appointed Director and GM of Personnel Div. of the Bank.<br>Apr. 2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd.<br>Apr. 2000: Resigned from Director of the Bank.<br>Apr. 2000: Appointed Executive Officer and GM of Personnel Planning Dept. of the Bank<br>Feb.2002: Appointed Senior Executive Officer of the Bank.<br>Jul. 2005: Appointed Senior Executive Officer of Mitsui Trust Holdings, Inc.<br>May 2006: Appointed First Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd. (current position)<br>Jun. 2006: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. (which was re-named to Chuo Mitsui Trust Holdings, Inc. in October 2007)<br><br>(In Charge of)<br>Secretariat, Planning and Coordination Dept., Personnel Dept., Operations Administration Dept. | Common stock 18,315 shares<br><br>Class II preferred stock 0 shares<br><br>Class III preferred stock 0 shares |
| Tadashi Kawai (Aug. 16, 1948) [candidate for reelection] | Jul.1971: Joined The Mitsui Trust & Banking Co., Ltd.<br>Jun.1998: Appointed Director and GM of Head Office Business Div. III of the Bank.<br>Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd.<br>Apr.2000: Resigned from Director of the Bank.<br>Apr.2000: Appointed Executive Officer and GM of Osaka Branch of the Bank.<br>May 2000: Appointed Senior Executive Officer and GM of Osaka Branch of the Bank.<br>Mar.2001: Appointed Senior Executive Officer of the Bank.<br>Jun.2001: Appointed Managing Director of the Bank.<br>Feb.2002: Appointed Director and Senior Executive Officer of the Bank.<br>Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc.<br>Jun.2002: Appointed Director and First Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd.<br>Jun.2003: Resigned from Director and First Senior Executive Officer of the Bank.<br>Jun.2003: Appointed President of Mitsui Asset Trust & Banking Co., Ltd. (current position)<br>Jun.2003: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc.<br>Jun.2006: Appointed Director of Mitsui Trust Holdings, Inc. (which was re-named to Chuo Mitsui Trust Holdings, Inc. in October 2007)<br><br>(Representative positions at companies other than Chuo Mitsui Trust Holdings, Inc.)<br><br>President of Chuo Mitsui Asset Trust & Banking Co., Ltd. | Common stock 36,501 shares<br><br>Class II preferred stock 0 shares<br><br>Class III preferred stock 0 shares |

Note: None of the candidates has a special interest in the Company.



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